SafeStitch Medical, Inc.
4400 Biscayne Boulevard
Suite A-100
Miami, Florida 33137

July 2, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SafeStitch Medical, Inc. Post Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-44410)

Dear Ladies and Gentlemen:

Reference is made to the Post Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-44410) filed with the Securities and Exchange Commission (the “Commission”) by SafeStitch Medical, Inc., a Delaware corporation (the “Company”), on March 24, 2009 (the “Post Effective Amendment”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the immediate withdrawal of the Post Effective Amendment.

The Post Effective Amendment was incorrectly filed with the EDGAR header “POS AM” instead of the correct EDGAR header, “S-8 POS”. Promptly following the withdrawal of the Post Effective Amendment, the Company intends to file with the Commission a substantially identical post effective amendment containing the header “S-8 POS”.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig P.A. at (305) 579-0500.

Sincerely, SAFESTITCH MEDICAL, INC. By: /s/ Adam S. Jackson Name: Adam S. Jackson Title: Chief Financial Officer